Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-158281 and 333-158281-01 to 333-158281-19

DOLLAR GENERAL CORPORATION

SUPPLEMENT NO. 4 TO

MARKET MAKING PROSPECTUS DATED

APRIL 16, 2009

THE DATE OF THIS SUPPLEMENT IS NOVEMBER 18, 2009

On November 18, 2009, Dollar General Corporation filed the attached Current Report on Form 8-K.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of Report (Date of Earliest Event Reported): November 18, 2009

Dollar General Corporation (Exact name of registrant as specified in its charter)

Tennessee	001-11421	61-0502302
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Mission Ridge Goodlettsville, Tennessee		37072
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (615) 855-4000

Not Applicable Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01

Entry into a Material Definitive Agreement.

On November 9, 2009, in connection with the completion of the initial public offering (the “ Offering”) of its common stock, par value $0.875 per share, described in the Registration Statement on Form S-1 (File No. 333-161464), as amended (the “ Registration Statement”), Dollar General Corporation (the “Company”) entered into a Shareholders’ Agreement, effective as of November 18, 2009, which sets forth certain rights, obligations and agreements of investment funds affiliated with Kohlberg Kravis Roberts & Co., L.P. (“ KKR”) and an investor group consisting of GS Capital Partners VI Fund, L.P., GSUIG, LLC and affiliated funds (the “ GS Investors”) as holders of the Company’s common stock through their investment in Buck Holdings, L.P.  Pursuant to the Shareholders’ Agreement, KKR has consent rights over certain significant corporate actions and KKR and the GS Investors have certain rights to appoint directors to the Company’s board and its committees.

Affiliates of KKR and the GS Investors have various relationships with the Company, including acting as underwriters for the Offering.  For further information concerning the other material relationships between the Company, KKR, the GS Investors and their respective affiliates, see the sections entitled “Certain Relationships and Related Party Transactions” and “Underwriting” in the Company’s prospectus, dated November 12, 2009, filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

A copy of the Shareholders’ Agreement is filed herewith as Exhibit 4.1 and is incorporated herein by reference. The above description of the Shareholders’ Agreement is not complete and is qualified in its entirety by reference to such exhibit.

Item 1.02

Termination of a Material Definitive Agreement.

Goldman, Sachs & Co. and KKR provided management and advisory services to the Company and the Company’s affiliates pursuant to a monitoring agreement with the Company and Buck Holdings, L.P. (the “ Monitoring Agreement”) executed in connection with the Company’s merger that occurred on July 6, 2007 (the “2007 merger”).  Affiliates of KKR and Goldman, Sachs & Co. are controlling shareholders of the Company through their investment in Buck Holdings, L.P., and affiliates of both KKR and Goldman, Sachs & Co. acted as underwriters in connection with the Offering.  In connection with the Offering, the Company terminated the Monitoring Agreement in accordance with its terms for approximately $64 million, which amount includes a transaction fee equal to 1%, or approximately $5 million, of the gross primary proceeds from the Offering and approximately $59 million in connection with its termination.

Affiliates of KKR and Goldman, Sachs & Co. have various other relationships with the Company.  For further information concerning these other material relationships between the Company and various affiliates of KKR and Goldman, Sachs & Co., see the sections entitled “Certain Relationships and Related Party Transactions” and “Underwriting” in the Company’s prospectus, dated November 12, 2009, filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

Item 5.02

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Directors

As contemplated in the Registration Statement, Warren F. Bryant and William C. Rhodes, III have been appointed to the Board of Directors of the Company effective November 18, 2009 upon the closing of the Offering and will serve as members of the Company’s audit and compensation committees. Biographical information regarding these directors and a description of the material terms of their compensation have previously been reported by the Company in its prospectus, dated November 12, 2009, filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

Amended and Restated 2007 Stock Incentive Plan

Effective upon the closing of the Offering, the Company’s Board of Directors and its shareholders adopted an Amended and Restated 2007 Stock Incentive Plan for Key Employees (as so amended and restated, the “Plan”). The Plan provides for the granting of stock options, stock appreciation rights, and other stock-based awards or dividend equivalent rights to key employees, directors, consultants or other persons having a service relationship with the Company, its subsidiaries and certain of its affiliates. The amendments to the Plan, among other things, increased the number of shares authorized for issuance to 31,142,858 (no more than 4,500,000 of which may be granted in the form of stock options and stock appreciation rights, and no more than 1,500,000 of which may be granted in the form of other stock-based awards, in each case to any one participant in any given fiscal year).

Amendments to Management Stockholder’s Agreements

Simultaneously with the closing of the Company’s 2007 merger and, thereafter, in connection with its offering equity awards to its employees under the Plan, the Company, Buck Holdings, L.P. and the Company’s employees who hold shares of common stock (including through the exercise of options), or who were granted options to acquire shares of common stock or who were granted shares of restricted common stock, of the Company (collectively, “management shareholders”) entered into shareholder's agreements (each, a “Management Stockholder's Agreement”). The Management Stockholder's Agreement imposes significant restrictions on transfer of shares of the Company’s common stock. Effective upon the completion of the Offering, the Company amended each Management Stockholder's Agreement so that shares of the Company’s common stock acquired in the open market or through the directed share program administered as part of the Offering will not be subject to the transfer restrictions or other provisions of the Management Stockholder’s Agreement.

Amended and Restated Annual Incentive Plan

Effective upon the closing of the Offering, the Company’s Board of Directors and its shareholders adopted an Amended and Restated Annual Incentive Program (the “AIP”).  Under the AIP “covered employees” under Section 162(m) of the Internal Revenue Code, any of the Company’s executive officers and such other of the Company’s employees as may be selected by the compensation committee may have the opportunity to earn no more than $5,000,000 in respect of a given fiscal year of the Company, subject to the achievement of any performance targets based on enumerated performance measures. The AIP is administered by the Company’s compensation committee, and the compensation committee also has the power to amend or terminate the AIP at any time.

Item 5.03

Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

As contemplated in the Registration Statement, on November 18, 2009, the Company filed an Amended and Restated Charter (the “Charter”) with the Secretary of State of the State of Tennessee. The Charter, among other things, provides that, (1) the Company’s authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.875 per share, and 1,000,000 shares of preferred stock, (2) unless otherwise provided in an applicable shareholders agreement, any director may be removed from office only for cause and only by (a) the affirmative vote of the holders of a majority of the voting power of the shares entitled to vote in the election of directors, or (b) the affirmative vote of a majority of the Company’s entire board of directors then in office; and (3) certain provisions in the Company’s charter and bylaws may only be amended by a vote of 80% or more of all of the outstanding shares of the Company’s capital stock.

The Company’s bylaws were also amended and restated as of November 18, 2009, as contemplated in the Registration Statement. The Amended and Restated Bylaws (the “Bylaws”) of the Company provide, among other things, (1) the procedures for shareholder nominations and proposals at special and annual meetings of shareholders; (2) that special meetings of the Company’s shareholders may be called only by or at the direction of the board of directors, the chairman of the Company’s board of directors or the chief executive officer, and not by the Company’s shareholders; (3) the Bylaws may only be amended by a vote of 80% or more of all of the outstanding shares of the Company’s capital stock; and (4)  the Company shall indemnify its present and former directors and officers to the fullest extent permitted by Tennessee law.

The foregoing description of the Charter and Bylaws is only a summary.  For further information regarding the foregoing and other provisions of the Charter and the Bylaws, see “Description of Capital Stock” in the Company’s prospectus dated November 12, 2009, filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended. The Charter and the Bylaws are filed as Exhibit 3.1 and Exhibit 3.2 hereto, respectively, and such exhibits are incorporated by reference herein.

Item 9.01

Financial Statements and Exhibits.

(a)      Financial statements of businesses acquired. N/A

(b)      Pro forma financial information. N/A

(c)      Shell company transactions.  N/A

(d)      Exhibits.  See Exhibit Index immediately following the signature page hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 18, 2009	DOLLAR GENERAL CORPORATION

	By:	/s/ Susan S. Lanigan
Susan S. Lanigan
Executive Vice President and General Counsel

Exhibit No.	Description of Exhibit
3.1	Amended and Restated Charter of Dollar General Corporation

3.2	Amended and Restated Bylaws of Dollar General Corporation

4.1	Shareholders’ Agreement of Dollar General Corporation, dated as of November 9, 2009

10.1

Amended and Restated 2007 Stock Incentive Plan for Key Employees of Dollar General Corporation and its Affiliates (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-161464))

10.2

Amendment to Management Stockholder’s Agreement among Dollar General Corporation, Buck Holdings, L.P. and key employees of Dollar General Corporation (July 2007 grant group) (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (Registration No. 333-161464))

10.3

Amendment to Management Stockholder’s Agreement among Dollar General Corporation, Buck Holdings, L.P. and key employees of Dollar General Corporation (post-July 2007 grant group) (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (Registration No. 333-161464))

10.4	Amended and Restated Dollar General Corporation Annual Incentive Plan (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1 (Registration No. 333-161464))